UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-40744

OTONOMO TECHNOLOGIES LTD.

(Exact name of registrant as specified in its charter)

16 Abba Eban Blvd.
Herzliya Pituach, Israel 467256
+972-52-432-9955

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, no par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

*  On October 19, 2023, Urgent.ly Inc. (“Urgently”) completed its acquisition of Otonomo Technologies Ltd. (“Otonomo”) in accordance with the terms of the Agreement and Plan of Merger, dated as of February 9, 2023 (the “Merger Agreement”), by and among Urgently, Otonomo, and U.O Odyssey Merger Sub Ltd., a direct wholly owned subsidiary of Urgently (“Merger Sub”), pursuant to which and subject to the terms and conditions thereof, Merger Sub merged with and into Otonomo, with Otonomo surviving as a direct wholly owned subsidiary of Urgently (the “Merger”).

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Otonomo Technologies Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 30, 2023

OTONOMO TECHNOLOGIES LTD. By: /s/ Timothy Huffmyer Name: Timothy Huffmyer Title: Director